## Owners and Executive Officers

| Direct Owners & Officers | Indirect Owners |
|---|---|

The owners/officers listed below are reported on your firm's Form BD. The displayed information is current as of the previous day. If it is no longer accurate, your firm should amend your Form BD through Web CRD. **Click here to amend Form BD**

| Full Legal Name | Status | Status Acquired | Entity in which Interest is Owned | Percent Ownership | Control Person | Public Reporting Company |
|---|---|---|---|---|---|---|
| **Individual** | | | | | | |
| No Information Available. | | | | | | |
| **Domestic Entity** | | | | | | |
| UBS AMERICAS HOLDING LLC | SHAREHOLDER | 08/01/2015 | UBS AMERICAS INC. | 75% or more | Yes | No |
| **Foreign Entity** | | | | | | |
| UBS AG | SHAREHOLDER | 11/01/2000 | UBS AMERICAS INC. | 25% but less than 50% | Yes | No |
| UBS GROUP AG | SHAREHOLDER | 11/01/2014 | UBS AG | 75% or more | Yes | Yes |